As filed with the Securities and Exchange Commission on August 14, 2026

Registration No. 333-

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICeCure medical ltd.

(Exact name of registrant as specified in its charter)

State of Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of Principal Executive Offices)

IceCure Medical Ltd. 2024 Employee Equity Incentive Plan

(Full title of the plan)

Mr. Eyal Shamir

Chief Executive Officer

IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

Tele: +(972) 4 623 0333

(Name, Address and Telephone Number of Agent For Service)

IceCure Medical Inc.

10 W Prospect Street, Suite 401

Nanuet, NY 10954

Tel: +1 888 902-5716

Copies to:

Oded Har-Even, Esq. Eric Victorson, Esq. Ilana Neck Levin, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	Adv. Reut Alfiah Adv. Gal Cohen Sullivan & Worcester Tel-Aviv (Har-Even & Co.) 28 HaArba’a St. HaArba’a Towers North Tower, 14th Floor Tel Aviv, Israel 6473925 Tel: +972 74-758-0480

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

The purpose of this Registration Statement on Form S-8 (this “Registration Statement”) is to register 2,500,000 additional ordinary shares, no par value per share (the “Ordinary Shares”), of IceCure Medical Ltd. (the “Registrant”), to be reserved for issuance under the IceCure Medical Ltd. 2024 Employee Equity Incentive Plan (the “Plan”), which are in addition to the 116,667 Ordinary Shares (as adjusted for the reverse share split of the Ordinary Shares at the ratio of 1-to-30, effective as of June 4, 2026) under the Plan registered on the Company’s Registration Statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 16, 2024 (File No. 333-284010) (the “Prior Registration Statement”).

This Registration Statement relates to securities of the same class as those to which the Prior Registration Statement relates and is submitted in accordance with General Instruction E to Form S-8 regarding Registration of Additional Securities. Pursuant to Instruction E of Form S-8, the content of the Prior Registration Statement is incorporated herein by reference and made part of this Registration Statement, except as amended hereby.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information required in Part I of this registration statement have been or will be sent or given to participating employees as specified in Rule 428(b)(1) under the Securities Act of 1933, as amended, or the Securities Act, in accordance with the rules and regulations of the United States Securities and Exchange Commission, or the Commission. Such documents are not being filed with the Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference into this registration statement pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

In this registration statement, IceCure Medical Ltd. is sometimes referred to as the “Registrant,” the “Company,” “we,” “us” or “our.”

Item 3. Incorporation of Documents by Reference.

The following documents, which have been filed by the Company with the Commission are incorporated by reference in and made a part of this registration statement, as of their respective dates:

(a)	The Registrant’s annual report for the fiscal year ended December 31, 2025 on Form 20-F, filed with the Commission on March 17, 2026;

(b)	The Registrant’s Reports of Foreign Private Issuer on Form 6-K submitted on March 17, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the third and fourth paragraphs thereof), March 17, 2026, March 24, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the third and fourth paragraphs thereof), March 25, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the fifth paragraph thereof), March 27, 2026; April 21, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the fourth paragraph thereof), April 22, 2026, May 6, 2026, May 11, 2026, May 12, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the second and third paragraphs thereof), May 12, 2026, May 13, 2026, May 19, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the second and fourth paragraphs thereof), June 2, 2026, (with respect to the press release attached therewith as Exhibit 99.1), June 18, 2026 (with respect to the press release attached therewith as Exhibit 99.1, excluding the fifth paragraph thereof, and with respect to the press release attached therewith as Exhibit 99.2), June 25, 2026 (with respect to the press release attached therewith as Exhibit 99.1), June 26, 2026, July 2, 2026; August 11, 2026, August 12, 2026 (with respect to the press release attached therewith as Exhibit 99.3, excluding the second, third and tenth paragraphs thereof) and August 14, 2026; and

(c)	The description of the Registrant’s ordinary shares contained in the Registrant’s registration statement on Form 8-A (File No. 001-40753), filed by the Registrant with the Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on August 23, 2021, as amended by Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Commission on March 17, 2026, including any further amendments or reports filed for the purpose of updating such description.

In addition to the foregoing, all documents subsequently filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Indemnification

The Israeli Companies Law 5759-1999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We entered into letters of exemption and indemnity with all of our directors and with all members of our office holders. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance, providing coverage of $12.0 million for the benefit of our Company and all of our directors and officers with additional excess coverage of $7.0 million for the benefit of the directors and officers, in respect of which we paid a premium of approximately $515 thousand, which expires on August 25, 2027.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association and our letter of exemption and indemnity provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care to the fullest extent permitted by law, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest.

Limitations

The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders).

However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholders’ approval and may be approved by only the compensation committee (and, in case a controlling shareholder is an office holder, the board of directors as well), if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

3.1	Amended and Restated Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the Commission on January 8, 2026).

5.1*	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.).

23.1*	Consent of Brightman Almagor Zohar & Co., A Firm in the Deloitte Global Network, Independent Registered Public Accounting Firm.

23.2*	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (contained in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

99.1	IceCure Medical Ltd. 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-40753) filed with the Commission on April 3, 2024).

107*	Filing Fee Table

*	Filed herewith.

Item 9. Undertakings.

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in Caesarea, Israel, on August 14, 2026.

IceCure Medical Ltd.

By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer

power of attorney and signatures

We, the undersigned officers and directors of IceCure Medical Ltd., hereby severally constitute and appoint Eyal Shamir and Meir Peleg, and each of them individually, our true and lawful attorney to sign for us and in our names in the capacities indicated below any and all amendments or supplements, including any post-effective amendments, to this registration statement on Form S-8 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures to said amendments to this registration statement signed by our said attorney and all else that said attorney may lawfully do and cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eyal Shamir	Chief Executive Officer, Director	August 14, 2026
Eyal Shamir	(Principal Executive Officer)

/s/ Meir Peleg	Chief Financial Officer	August 14, 2026
Meir Peleg	(Principal Financial and Accounting Officer)

/s/ Ron Mayron	Director, Chairman of the Board of Directors	August 14, 2026
Ron Mayron

/s/ Vincent Chun Hung Chan	Director	August 14, 2026
Vincent Chun Hung Chan

/s/ Yang Huang	Director	August 14, 2026
Yang Huang

/s/ Sharon Levita	Director	August 14, 2026
Sharon Levita

/s/ Yonatan Malca	Director	August 14, 2026
Yonatan Malca

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, IceCure Medical Inc., the duly authorized representative in the United States of IceCure Medical Ltd., has signed this Registration Statement on Form S-8 on August 14, 2026.

/s/ IceCure Medical Inc.
IceCure Medical Inc.